UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. __5__)*

                      Delphi Information Systems, Inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                247171-10-1
                      ------------------------------
                              (CUSIP Number)

                             February 28, 1999
------------------------------------------------------------------------------
           (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/   Rule 13d-1(b)
     /_/   Rule 13d-1(c)
     /_/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject clas of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)              Page 1 of 7 pages

CUSIP No.  247171-10-1              13G/A             Page 2 of 7 pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON
      Perkins Capital Management, Inc.
      41-1501962


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   /_/
      (b)   /_/

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      730 East Lake Street, Wayzata, MN  55391-1769

NUMBER OF

SHARES           5   SOLE VOTING POWER
                     39,500
BENEFICIALLY
                 6   SHARED VOTING POWER
OWNED BY             0

EACH             7   SOLE DISPOSITIVE POWER
                     517,700
REPORTING
                 8   SHARED DISPOSITIVE POWER
PERSON WITH:         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    237,000

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)   /_/

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    3.2%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA

SEC  1745 (02/92)                  Page 2 of 7 pages

CUSIP No.  247171-10-1              13G               Page 3 of 7 pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

             The Perkins Opportunity Fund
             IRS ID No.: 13-3682185

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /_/
                                               (b) /_/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     A Massachusetts Busines Trust

NUMBER OF SHARES         5    SOLE VOTING POWER
                              0 (Refer to Item 5, page two of seven)

BENEFICIALLY OWNED       6    SHARED VOTING POWER
                              0

BY EACH REPORTING        7    SOLE DISPOSITIVE POWER
                              0 (Refer to Item 7, page two of seven)

PERSON WITH              8    SHARED DISPOSITIVE POWER
                              0
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     280,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3.8%

12   TYPE OF REPORTING PERSON*
     IV


SEC 1745    (2/92)               Page 3 of 7 pages

CUSIP No.  247171-10-1                 13G              Page 4 of 7 pages


Item 1.
     (a) Name of Issuer
         Delphi Information Systems, Inc.

     (b) Address of Issuer's Pricipal Executive Offices
         3501 Algonquin Road, Ste 500, Rolling Meadows, IL  60008-3128

Item 2.
     (a) Name of Person Filing
         Perkins Capital Management, Inc. and the Perkins
         Opportunity Fund.

     (b) Address of Principal Business Office or, if none, residence 730 East Lake Street
         Wayzata, MN  55391-1769

     (c) Citizenship
         A Minnesota Corporation
         A Massachusetts Business Trust

     (d) Title of Class of Securities
         Common Stock

     (e) CUSIP Number
         247171-10-1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) /_/     Broker or Dealer registered under Section 15 of the Act

      (b) /_/     Bank as defined in section 3 (a) (6) of the Act

      (c) /_/     Insurance Company as defined in section 3 (a) (6) of the Act

      (d) /X/ Investment Company registered under section 8 of the Investment Company Act.

      (e) /X/    Investment Adviser registered under section 203 of the
                  Investment Advisers act of 1940

      (f) /_/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1 (b) (1) (ii) (F)

      (g) /_/     Parent Holding Company, in accordance with
                  240.13d-1 (b) (ii) (G)  (Note:  See Item 7)


SEC 1745 (2/92)                 Page 4 of 7 pages

CUSIP No.  162780-10-1                13G               Page 5 of 7 pages

     (h) /_/     Group, in accordance with 240.13d-1(b) (1) (ii) (H)

Item 4.  Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)     Amount Beneficially Owned
             The total amount reported on is 517,700 common equivalents. Perkins Capital Management, Inc. holds 237,000 common equivalents for various clients. The Perkins Opportunity Fund holds 280,000 common equivalents. Perkins Capital Management, Inc. disclaims beneficial ownership of the Perkins Opportunity Fund shares.

     (b)     Percent of Class
             The total percent held is 7.0%, which includes 3.2% held for clients of Perkins Capital Management, Inc. and 3.8% held in the Perkins Opportunity Fund.

     (c)     Number of shares as to which such person has:
             (i)    sole power to vote or to direct the vote
                    Perkins Capital Management, Inc. has the sole power to vote 39,500 common equivalents, whcih includes no (0) common equivalents held in the Perkins Opportunity Fund.

             (ii)   shared power to vote or to direct the vote
                    0

             (iii) sole power to dispose or to direct the disposition of Perkins Capital Management, Inc. has the sole power to dispose of 517,700 common equivalents, which includes 280,000 common equivalents held in the Perkins Opportunity Fund.

             (iv)   shared power to dispose or to direct the disposition of
                    0

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /X/

The Perkins Opportunity Fund reduced its' holdings to 3.8% of the shares. Other clients of Perkins Capital Management, Inc. hold 3.2 % of the shares. The aggregate amount of the two is 7.0%, which will be consolidated onto a singular filing for Perkins Capital Management, Inc. in the future.

Item 6.  Ownership of more than Five Percent on Behalf of Another Person.
         None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         None

Item 8.  Identification and Classification of Members of the Group
         None

Item 9.  Notice of Dissolution of Group
         None


SEC 1745 (2/92)                   Page 5 of 7 pages

CUSIP No.  247171-10-1                   13G              Page 6 of 7 pages


Item 10.  Certification

          By signing below I certify that, to the best of myu knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information se forth in this statement is true, complete and correct.


March 10, 1999
----------------------------------------
Date

By   /s/   Richard C. Perkins
----------------------------------------
               Signature

Richard C. Perkins, VP/Portfolio Manager
----------------------------------------
               Name/Title

SEC 1745 (02/92)               Page 6 of 7

CUSIP No.   247717-10-1                        Page 7 of 7 pages

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to rule 13d-1(f)(1) under the Seurities Exchang Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G as appropriate and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that to the best of their knowledge and belief they each satisfy the requirements for making a joint filing under Fule 13d-1.

March 10, 1999




/s/ Richard C. Perkins                     /s/ Steven J. Paggioli
-----------------------------------        ---------------------------------
Perkins Capital Management, Inc.           Perkins Opportunity Fund Series
Richard C. Perkins                         Professionally Managed Portfolios
VP/Portfolio Manager                       Steven J. Paggioli


SEC 1745 (2/92)                  Page 7 of 7 pages